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                                                                Andrew D. Myers

September 29, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:   John Reynolds
        Assistant Director
        Division of Corporation Finance

Re:     Harbor Acquisition Corporation
        Amendment No. 2 to Registration Statement on Form S-1
        Registration Statement No. 333-126300

Dear Mr. Reynolds:

    Harbor Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 2 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 2 marked to show the changes made from Amendment No. 1 to the Registration Statement on Form S-1 which was filed with the Commission on August 16, 2005. The changes reflected in Amendment No. 2 are intended to respond to the comments set forth in your letter dated September 22, 2005 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the prospectus included in Amendment No. 2 to the Registration Statement filed with the Commission on this date.

RISK FACTORS

1. COMMENT: WE NOTE THE REVISION TO RISK FACTOR 12. WE DO NOT UNDERSTAND WHY THE RISK WOULD ONLY APPLY TO COMPANIES OUTSIDE OF YOUR SECTOR FOCUS. PLEASE REVISE TO EXPLAIN THE LIMITATION IN THE RISK.

   RESPONSE: In response to the Staff's comment, the Company removed the clause from the title of risk factor 12 that implied the risk would only apply to companies outside of our sector focus.
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Securities and Exchange Commission
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FORWARD-LOOKING STATEMENTS

2. COMMENT: PLEASE REVISE THE DISCLOSURE TO NOTE THAT YOUR DISCLAIMER TO UPDATING FORWARD-LOOKING STATEMENTS IS SUBJECT TO YOUR DUTIES AND OBLIGATIONS UNDER THE FEDERAL SECURITIES LAWS TO ENSURE THAT THE PROSPECTUS IS CURRENT AND INCLUDES NO MATERIAL MISSTATEMENTS OR MATERIAL OMISSIONS.

   RESPONSE: In response to the Staff's comment, the Company removed the last sentence of this section.

USE OF PROCEEDS

3. COMMENT: WE NOTE THE REVISION BEGINNING ON PAGE 19 THAT IF YOU FORFEIT ANY LOCK-UP PAYMENTS, YOU MIGHT NOT HAVE ENOUGH FUNDS TO CONTINUE YOUR SEARCH. ARE YOU IMPLYING THAT IF YOU DO NOT HAVE TO FORFEIT ANY LOCK-UP PAYMENTS THAT YOU WILL HAVE SUFFICIENT FUNDS TO CARRY OUT THE ACTIVITIES ATTENDANT TO COMPLETING A BUSINESS COMBINATION? IF SO, PLEASE REVISE TO CLARIFY.

   RESPONSE: In response to the Staff's comment, the Company added language at the end of the first paragraph on page 21 to clarify this disclosure.

4. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 22 OF OUR LETTER DATED AUGUST 5, 2005, THAT YOUR BELIEF THAT THE FUNDS NOT HELD IN TRUST ARE SUFFICIENT BASED ON MANAGEMENT'S EXPERIENCE IN SEEKING ACQUISITION TARGETS FOR PRIVATE EQUITY FUNDS. PLEASE REVISE TO ELABORATE THIS. WAS SUCH EXPERIENCE WITH COMPANIES THAT ARE OF EQUIVALENT SIZE TO 80 PERCENT OF THE NET PROCEEDS HELD IN TRUST? DID MANAGEMENT'S EXPERIENCE INVOLVE HAVING A POOL OF MONEY AND HAVING NO COMPANY UNDER CONSIDERATION, NO RESEARCH PERFORMED, NO LIST OF POSSIBLE CANDIDATES, AND BEGINNING A SEARCH FROM SCRATCH? WAS THE PREVIOUS SEARCH OF COMPANIES IN YOUR SECTOR FOCUS?

  RESPONSE: In response to the Staff's comment, we have added language to the fourth paragraph on page 21 to explain that management's experience includes managing private equity firms that search for acquisition candidates in the middle market (defined on page 1 as companies having enterprise values of under $300 million) within the consumer and industrial product sectors. Members of the Company's management have up to 30 years of experience in the private equity business which involves raising pools of money with no investment target or list of potential candidates, searching for companies to invest in or acquire from scratch, conducting due diligence, and structuring and completing transactions. Most of this experience has been in the consumer and industrial product sectors.

5. COMMENT: WE NOTE THAT YOU ARE NOT ABLE TO DETERMINE THE ROLE OF PRESENT MANAGEMENT AND ANY RENUMERATION FOLLOWING A BUSINESS COMBINATION. PLEASE REVISE TO CLARIFY THAT WHILE YOU ARE NOT ABLE TO DETERMINE, THAT NOW, MANAGEMENT HAS
THE ABILITY TO NEGOTIATE AND CONDITION POTENTIAL COMBINATIONS ON THEIR
RETENTION. ALSO, CLARIFY IF MANAGEMENT IS ABLE TO NEGOTIATE A "PAYOUT" FOLLOWING ANY BUSINESS COMBINATIONS.
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Securities and Exchange Commission
September 29, 2005
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   RESPONSE: In response to the Staff's comment, we have added a sentence in the second full paragraph on page 22 to clarify the above-referenced point.

PROPOSED BUSINESS

6. COMMENT: TELL US THE FACTORS YOU CONSIDERED IN DETERMINING TO VALUE THIS OFFERING AT $60,000,000 AND OFFER THE UNITS AT $6.00 PER UNIT. WHAT FACTORS DID YOU CONSIDER WHEN DETERMINING THAT YOU MIGHT NEED $53,050,000 IN THE TRUST FUND TO EFFECT THE BUSINESS COMBINATION CONTEMPLATED BY THE REGISTRATION STATEMENT? IT DOES NOT APPEAR AS THOUGH THE DETERMINATION TO VALUE THE OFFERING AT THIS AMOUNT IS AN ARBITRARY DECISION AND WE WOULD LIKE TO KNOW THE SPECIFIC FACTORS AND MOTIVATIONS BEHIND THE VALUATION. PLEASE NOTE IN PARTICULAR THAT WE ARE NOT SEEKING SIMPLY WHETHER OR NOT YOU HAVE "A SPECIFIC BUSINESS COMBINATION UNDER CONSIDERATION," BUT ARE LOOKING MORE TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, EVALUATIONS, DISCUSSIONS (FORMAL OR INFORMAL), NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE COMPANY, AN AFFILIATE THEREOF, OR AN UNRELATED THIRD PARTY, WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANY. THIS INCLUDES THE TIME PERIOD BEFORE THE COMPANY'S CORPORATE EXISTENCE WAS ESTABLISHED ON JUNE 20, 2005 AND ENCOMPASSES ANY AND ALL EVALUATIONS AND/OR DISCUSSIONS THAT MAY HAVE TAKEN PLACE PRIOR TO THE INVOLVEMENT OF THE PRINCIPALS WITH THE FORMAL ENTITY OF HARBOR ACQUISITION CORPORATION. GIVEN MANAGEMENT'S EXTENSIVE AND HIGH-LEVEL EXPERIENCE IN THE FOCUS INDUSTRIES, THE PRECISE NATURE OF THEIR KNOWLEDGE ABOUT THEIR ABILITY TO EFFECT A COMBINATION WITH A COMPANY WHOSE FAIR MARKET VALUE IS EQUAL TO AT LEAST 80% OF THE COMPANY'S NET ASSETS MAY BE MATERIAL INFORMATION FOR WHICH APPROPRIATE DISCLOSURE IS REQUIRED. WE MAY HAVE FURTHER COMMENT.

   RESPONSE: In response to the Staff's comment, we supplementally inform you that the offering amount was determined due to management's experience in making acquisitions of companies in the middle market. In addition, although neither the Company nor any third party acting on its behalf has conducted any formal or informal studies, management believes, based on their experience in managing pools of private equity funds, that there is a substantial number of prospective target companies of a size range within which the proceeds from the offering would allow the Company to conduct its search. We further confirm that neither the Company, nor any affiliate or other third party, has conducted any diligence or formal or informal evaluations or negotiations with respect to any business combination transaction involving the Company.

7. COMMENT: WE NOTE THAT YOU BELIEVE THE FOLLOWING:

     o "CORPORATE RESTRUCTURINGS AND DIVESTITURES HAS INCREASED AS A RESULT OF LARGE SCALE MERGERS AND ACQUISITIONS," WHICH PRESENTS YOU WITH OPPORTUNITIES

     o INDIVIDUAL OWNERS OF PRIVATELY HELD MIDDLE MARKET COMPANIES ... WILL SEEK TO REALIZE THE VALUE OF THEIR INVESTMENTS" THROUGH A SALE TO YOU.

     o    YOUR "FOCUS SHOULD PROVE TO BE AN ATTRACTIVE ARENA."

     o    "FIRMS WILL FIND THE OPPORTUNITY TO SELL TO US ATTRACTIVE AS WELL."
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Securities and Exchange Commission
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PLEASE REVISE TO SUBSTANTIATE THE NOTED BELIEFS.

   RESPONSE: In response to the Staff's comment, we have removed all language in the noted sections referencing management's belief and modified the disclosure.

8. COMMENT: WE NOTE THE DISCLOSURE IN THE LAST BULLET POINT ON PAGE 27 DISCUSSES EXPANSION OPPORTUNITIES. THE NOTED DISCLOSURE REGARDING EXPANSION ACTIVITIES APPEARS SPECULATIVE AND SHOULD BE REMOVED, ESPECIALLY SINCE MANAGEMENT WILL NOT PARTICIPATE AS EXECUTIVE OFFICERS FOLLOWING A BUSINESS COMBINATION.

   RESPONSE: In response to the Staff's comment, we have removed the reference to expansion opportunities on page 27.

9. COMMENT: ON PAGE 28, WE NOTE THAT YOU BELIEVE THAT THERE ARE SUBSTANTIAL OPPORTUNITIES TO EFFECT "ATTRACTIVE ACQUISITIONS." PLEASE REVISE TO EXPLAIN YOUR USE OF THE TERM "ATTRACTIVE ACQUISITIONS."

   RESPONSE: We have clarified this sentence by removing the reference to "attractive" acquisitions.

10. COMMENT: UNDER THE CAPTION "TRANSACTION STRUCTURES" WE DO NOT UNDERSTAND THE INCLUSION OF THE STATEMENT THAT "REVENUE GROWTH IS DRIVEN, AND OPERATING EXPENSES ARE LEVERAGE, IN PART VIA STRATEGIC ACQUISITIONS." THIS APPEARS TO REFER TO CURRENT OPERATING COMPANIES ABILITIES TO EFFECT "STRATEGIC ACQUISITIONS" AS A MEANS TO ACHIEVING " REVENUE GROWTH." YOU CURRENTLY ARE NOT AN OPERATING COMPANY AND HAVE NO REVENUE. PLEASE REVISE THIS DISCLOSURE TO CLARIFY HOW THE NOTED DISCLOSURE APPLIES TO YOUR BUSINESS PLAN.

   RESPONSE: In response to the Staff's comment, we have clarified this bullet point by removing the reference to strategic acquisitions and modifying the disclosure.

11. COMMENT: WE REISSUE COMMENT 40. THE COMMENT WAS SEEKING AN AFFIRMATION THAT EXISTING SHAREHOLDERS WILL NOT RECEIVE ANY COMPENSATION FROM ANY OTHER PERSON OR ENTITY IN CONNECTION WITH ANY BUSINESS COMBINATION.

   RESPONSE: In response to the Staff's comment, we have revised the disclosure on pages 22 and 29 (continuing on page 30).

MANAGEMENT:

12. COMMENT: WE NOTE THAT WILLIAM MAHONEY HAS SERVED ON SEVERAL BOARDS OF DIRECTORS. PLEASE REVISE TO IDENTIFY THESE COMPANIES, BRIEFLY DISCUSS THEIR LINE OF BUSINESS AND DISCLOSE THE TIME FRAME HE WAS ASSOCIATED WITH THESE COMPANIES.
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Securities and Exchange Commission
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   RESPONSE: We have removed from page 39 the references to the boards of directors on which Mr. Mahoney has served because these were all privately held companies and disclosure is not required under Rule 401.

13. COMMENT: PLEASE REVISE TO FILL IN THE BLANK LEFT IN YOUR BIOGRAPHICAL OF THOMAS BULLOCK.

   RESPONSE: We have filled in the blank in Mr. Bullock's biographical description on page 40.

14. COMMENT: FOR ALL THE ENTITIES LISTED AS HAVING BEEN ASSOCIATED WITH JOHN JELLINICK, PLEASE REVISE TO DISCLOSE THE TIME FRAME HE WAS ASSOCIATED WITH EACH ENTITY.

   RESPONSE: We have disclosed the time frames associated with Mr. Jellinick's service as a director of the companies listed on page 40.

PRINCIPAL STOCKHOLDERS

15. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 50. PLEASE REVISE TO EXPLAIN HOW WARRANT PURCHASES BY DESIGNEES AND THE UNDERWRITERS DEMONSTRATE RELEVANT CONFIDENCE IN YOUR ABILITY TO CONSUMMATE A BUSINESS COMBINATION SINCE NEITHER WOULD HAVE THE ABILITY TO INFLUENCE YOUR ACTIONS.

   RESPONSE: We have removed from page 45 the reference to purchases of warrants by "designees" and by Ferris, Baker Watts, Inc. and have clarified the disclosure to indicate that purchases of warrants by existing stockholders may express their confidence in the Company's ability to complete a business combination.

16. COMMENT: PLEASE ADDRESS THE APPLICABILITY OR INAPPLICABILITY OF REGULATION M IN THE CONTEXT OF THE WARRANT REPURCHASE AGREEMENTS DISCUSSED IN THIS SECTION.

   RESPONSE: We do not believe Rule 101 or 102 of Regulation M applies to the purchase of the warrants. The warrants will not separate from the units until after the distribution of the units is completed. We will comply with the provisions of Rule 104 of Regulation M in connection with any stabilization activities in connection with the purchases of warrants

17. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 51. PLEASE EXPLAIN THE DISCLOSURE THAT FERRIS, BAKER WATTS AND LATONA ASSOCIATES "HAVE AGREED TO PURCHASE APPROXIMATELY 642,000 AND 350,000 OF THESE WARRANTS, RESPECTIVELY, ON A PRO RATA BASIS." PLEASE REVISE TO CLARIFY YOUR REFERENCE TO "THESE WARRANTS." ARE YOU REFERRING TO THE WARRANTS MESSRS. HANKS AND DULLUM HAVE AGREED TO PURCHASE? IF SO, REVISE TO CLARIFY THAT THIS REDUCED THE AMOUNT OF WARRANTS THEY ARE OBLIGATED TO PURCHASE. ALSO, PLEASE EXPLAIN HOW THE WARRANTS WILL BE PURCHASED ON A 'PRO RATA BASIS."
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Securities and Exchange Commission
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   RESPONSE: Ferris Baker Watts is no longer subject to the agreement to purchase warrants. Latona Associates is an initial stockholder whose purchases of warrants will count toward the 1,700,000. We have clarified the disclosure on page 45.

18. COMMENT: PLEASE REVISE TO IDENTIFY THE PARTIES GRAND CRU MANAGEMENT SOLD ITS SHARES TO.

   RESPONSE: We have identified such parties in "Certain Transactions" on page 46 in response to the Staff's comment.

19. COMMENT: WE NOTE YOUR RESPONSE TO PRIOR COMMENT 59 AND HAVE THE FOLLOWING ADDITIONAL COMMENTS REGARDING THE UPO:

     O PLEASE CLARIFY YOUR DISCLOSURE REGARDING THE TIMING OF THE ISSUANCE OF THE UPO, INCLUDING WHETHER THE ISSUANCE OF THE UPO IS DEPENDENT ON, OR IN ANY WAY RELATED TO, THE EFFECTIVENESS OF THE REGISTRATION STATEMENT.

     O WE NOTE YOUR DISCLOSURE OF AN EXPECTED LIFE OF THREE YEARS, WHILE THE UPO HAS A FIVE YEAR CONTRACTUAL LIFE. IN GENERAL, WE BELIEVE THAT EQUITY INSTRUMENTS ISSUED TO NON EMPLOYEES SHOULD BE VALUED USING THE FILL CONTRACTUAL LIFE AS THE EXPECTED LIFE ASSUMPTION. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY, OR EXPLAIN IN MORE DETAIL YOUR BASIS FOR USING A SHORTER EXPECTED LIFE. WE NOTE THAT YOU ARE A RECENTLY FORMED REGISTRANT AND AS SUCH, PRESUMABLY WOULD NOT HAVE RELEVANT EXPERIENCE ISSUING SIMILAR INSTRUMENTS TO THE UNDERWRITER THAT MAY SUPPORT A SHORTER EXPECTED LIFE ASSUMPTION.

     O WE NOTE YOUR DISCLOSURE OF A VOLATILITY ASSUMPTION OF 16.1%. PLEASE TELL US WHY YOU BELIEVE THE USE OF THE VOLATILITY OF A DIVERSIFIED INDEX OF 2,000 COMPANIES, INCLUDING COMPANIES WITH MARKET CAPITALIZATIONS OF OVER $1 BILLION, PROVIDES A REASONABLE VOLATILITY ESTIMATE FOR YOUR COMPANY. ALSO, TELL US WHY THE VOLATILITY FOR A 180-DAY PERIOD WAS USED RATHER THAN A PERIOD CORRESPONDING TO THE EXPECTED LIFE. PLEASE REFER TO PARAGRAPH 285 IN YOUR RESPONSE. WE MAY HAVE ADDITIONAL COMMENTS AFTER REVIEWING YOUR RESPONSE.

   RESPONSE: The underwriters unit purchase option has been eliminated from the terms of the offering and all references to it have been deleted from the prospectus.

20. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 60 THAT WHILE THE UNDERSIGNED ARE ABLE TO EXERCISE DISCRETION AS TO THE TIME AND AMOUNTS, IT DOES NOT RELIEVE THEIR OBLIGATIONS. PLEASE DIRECT US TO THE LANGUAGE THAT OUTLINES THIS MANDATORY OBLIGATION. ALSO, PLEASE ADVISE IF THE UNDERSIGNED WILL BE IN POSSESSION OF INSIDE INFORMATION WHEN EXERCISING THEIR DISCRETION IN THE PURCHASE OF WARRANTS.
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Securities and Exchange Commission
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   RESPONSE: In response to the Staff's comment, we will revise the
Exhibit to clarify the obligation remains even though the timing and amount may be subject to discretion, but that any purchases will be subject to the individual not possessing material non-public information at the time of purchase and complying with the securities laws.

If you have any questions concerning the material provided herein, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.

Very truly yours,

/s/ Andrew D. Myers
Andrew D. Myers

ADM/rld
Enclosures

cc: Mr. Robert J. Hanks
    Mr. David A. Dullum
    Elizabeth Hughes, Esquire
    William F. Griffin, Jr., Esquire